Exhibit 99.1

Meten Holding Group Ltd. Announces Name Change to BTC Digital Ltd.

SHENZHEN, China, August 17, 2023 /PRNewswire/ -- Meten Holding Group Ltd. (“Meten Holding Group” or the “Company”) (NASDAQ: METX), a blockchain technology company, today announced that effective on August 11, 2023, the Company changed its name to “BTC Digital Ltd.” The Company’s new name will be reflected on the Nasdaq Stock market beginning with the opening of trading on August 18, 2023, U.S. Eastern Time. The Company’s management believes that “BTC Digital Ltd.” better reflects the Company’s current business operations.

About Meten Holding Group Ltd.

Meten Holding Group Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://meten.investorroom.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

IR@meten.com